Exhibit 99.1

Nano Dimension Leading Digital Manufacturing into the Future Investor Presentation May 2023

© 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its vision, favorable trends, milestones, pipeline, innovative products and their advantages and benefits, its strategy and growing . Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties . Actual results, performance, or achievements of Company’s could differ materially from those described in or implied by the statements in this Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2022 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

The Opportunities… & …the Company We Have Built to Capture Them

4 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Our Vision To become the digital manufacturing leader through disruption of electronics & mechanical p roduction by applying environmentally friendly & economically efficient electronics and precision additive manufacturing – resulting in the conversion of digital designs into functioning electronic and mechanical devices – on demand, anytime, anywhere © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.

5 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. We make… …all of these advanced deep learning - AI led manufacturing solutions that are used by industrial - level organizations to 3D print and assemble High Performance Electrical & Mechanical Applications A0 A1 A2

6 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Local, Secure, Flexible, and Sustainable Ushering in a New World All of this Replaced by a few of these

Investment Highlights

Strongly Capitalized with a Multi-Pronged, Synergistic Growth Strategy

Built For Tomorrow's Challenges

Supply Chain Disruptions & Reshoring

Sustainability

Custom-made & Precision Manufacturing

Strong Fundamentals

$1.1 billion

Cash & Cash Equivalents[1]

=12.5x

Annual Net Cash Used in Operating Activities[2]

Proven Growth


2020

258%

CAGR → 3 Years Running

2020-2022 revenues[3]

Multi-dimensional Synergistic & Risk Averse Business Development

Multiple R&D Programs

Robust GTM Platform

Ambitious, Yet Cautious M&A Program

1. As of Dec 31, 2022; Including cash, cash equivalents, investment in trading securities and short and long-term unrestricted bank deposits
2. Based on FY 2022 operating cash flow
3. Based on FY 2020 - 2022 revenues

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

7

Strong Secular Tailwinds in High Growth Industries

We Are Well Positioned In a Market With a Unique Compelling Long-Term Opportunity

Favorable Trends

- Re-shoring manufacturing
- Digitally secure manufacturing
- Custom products for many
- Technology to address environmental impact

Growing Markets



$100B+
Forecast Combined Market size
Additive Manufacturing (AM)
Additively Manufactured Electronics (AME)
20%+
CAGR
$16B
Market size
Additive Manufacturing (AM)
Additively Manufactured Electronics (AME)
2021
2030F

Source: IDTechEx - 2022-2032 printed electronics; 3D Hub's 2022 trend report

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

8

Building a Digital Manufacturing Platform

Putting All the Pieces In Place To Be a Market Leader

Nano Dimension's M&A

2Q21 | 3Q21 | 4Q21 | 1Q22 | 2Q22 | 3Q22

DEEPCUBE
Acq. April '21
Deep Learning-Based AI

NANOFABRICA
Acq. April '21
Micro-Additive Manufacturing Systems

essemtec naturally adaptive
Acq. November '21
Robotics for Electronics Assembly

GIS GLOBAL INKJET SYSTEMS
Acq. Jan '22
Printing Sub-System Hardware and Software

Additive Manufacturing FORMATEC
Acq. July '22
Precision Industrial Manufacturer

ADMATEC
Acq. July '22
Precision-Additive Manufacturing Systems for Multi-Materials

stratasys
12.1 % Stake
Acq. July '22
Multi-product/ material[1]

1. After subsequent further investment, the latest total holdings are 14.5%

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing®
9

Innovative Products for True Industry 4.0 Solutions

The Critical Pieces to Manufacture High Performance Electronic and Mechanical Devices

Additive Manufacturing



DragonFly IV
Additively Manufactured Electronics



Fabrica 2.0
Micro AM



Admatec
Ceramic and Metal AM

+



Conductive and Dielectric Inks



Ceramic



Polymer



Metal

Advanced Materials & Processes


Wireless
Connectivity
3D
AI
Wireless
Connectivity

DeepCube
Deep Learning
Based AI Platform

Robotics



SMT Suite of Products
Surface Mount Technology
for Electronics



Digital Printing Platform
Printer control systems and software

+



FLIGHT
Design-to-Manufacturing
Testing, simulation, and management

Software

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION
Electrifying Additive Manufacturing®
10

Worldwide Presence Poised for Accelerated Growth

Close to Where We Need to Be For the Most Advanced Manufacturing Markets


Netherlands
Germany
UK
U.S.
Switzerland
Israel
Hong Kong
Australia

NANODIMENSION
Electrifying Additive Manufacturing®

- ~555 employees across the globe
- ~46% in R&D & Tech/App Support
- ~36 Data scientists & Algorithm Engineers dedicated to AI development

©2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing®

11

Serving Top Customers in Critical Industry Verticals

Solving Problems in the Most Advanced, Competitive, and Innovative Industries

Aerospace/Defense	Automotive	Electronics & PCB	Industrial	Medical	R&D/Academia
NASA	REHAU	TTM Technologies (Time-To-Market Interconnect Solutions)	accumold	PIEZOSKIN	ETH zürich

- 10+ Multi $B Defense Manufacturers, Dept./Ministry of Defense, and National Security Agencies

Testimonials

ARISTO CAST INVESTMENT CASTING

"Internal configurations and very complex cores are impossible to create in the conventional investment casting process. Now that we have the 130 [Admaflex 130] in house, we can do it."

— Jack Ziemba, CEO
Aristo-Cast, Inc.

HENSOLDT Detect and Protect.

"To have high density components quickly available with reduced effort by means of 3D printing [using AME] gives us a competitive edge in the development process of such high-end electronic systems."

— Thomas Müller, CEO
Hensoldt

iit ISTITUTO ITALIANO DI TECNOLOGIA

"The DragonFly system enables us to achieve quick results with higher quality performance than traditional manufacturing processes."

— Prof. Massimo De Vittorio
CBN-IIT

L3HARRIS™

"The ability to manufacture RF systems in-house [using AME] offers an exciting new means for rapid and affordable prototyping and volume manufacturing."

— Dr. Arthur Paolella
Senior Scientist, Space and Intelligence Systems
Harris Corporation

LACROIX

"Essemtec Spider Dispenser is an extremely efficient high-precision machine. From the first use we could easily double our drops of glue per hour capacity and meet the high-quality requirements of our customers."

— Andrzej Wróblewski
Process Engineering Manager
LACROIX Electronics

REHAU

"With the DragonFly we will drive forward REHAU's "Electronics into Polymers" strategy to speed up inhouse electronics development and find new installation spaces and functions for our products."

— Dr. Philipp Luchscheider
Engineer (3D touch sensor design)
REHAU

Note: Select customers included. Not inclusive of entire customer base

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing®
12

13 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Enabling Weight Reduction, Miniaturization, & Agile Innovation of Critical Components Innovation in Key Areas Optical components Admaflex (AM) PCBA Dispensing, Pick & Place Puma (SMT) Chip Array Socket & Connectors Fabrica 2.0 (Micro AM) RF Amplifier & System - in - Package DragonFly (AME) © 2022 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 13

R&D Driven to Open Up Larger Markets

Several R&D Programs Across AI, Hardware, Software, and Materials

What to look for in our R&D milestones:

- Increased applications of AI to improve yield and throughput
- Materials science breakthroughs
- Software development for improved design and simulation
- Next-gen systems across our portfolios

Impact of milestones:

- Opening up of additional market segments



INTEGRATED CLOUD BASED REMOTE MANUFACTURING NETWORKS INTRODUCED
$100B+
Market size[1]
2030
Q4'21
DragonFly IV
2022
Multi-material AM systems
2023
Next-Gen AME System
Deep Learning Integration for AME & AM
2024
Larger Hi-Mix-Low-volume Systems for AM
Deep Learning integration for AM
2025
Next-Next-Gen AME Systems
2026
Next-Next-Gen AM Systems
= Market size

1. IDTechEx - 2022-2032 printed electronics; 3D Hub's 2022 trend report

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION
Electrifying Additive Manufacturing®

14

Driven by Artificial Intelligence

Deep Learning Based AI Platform That Connects Devices Into a Robotic Brain

- DeepCube — Nano Dimension's AI platform is **at the center of everything we do**
- The deep learning-based AI platform **drives self-improving capabilities across the product portfolio**, which delivers:
  - Better design
  - Improved yield
  - Higher throughput


Wireless Connectivity
3D
AI
Wireless Connectivity
DeepCube
Deep Learning
Based AI Platform


Gather Data
Process Data
Train
Validate
CNN
RNN
Transformer
MLP
NANODIMENSION
DEEPCUBE GROUP
Inference Engine
Optimizer
Kernels
HELLO
Driving a 10X ML Economics

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION
Electrifying Additive Manufacturing®
15

16 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Traditional Manufacturing vs. Sustainable AM Solutions¹ Leadership in Sustainability Before CO 2 (kg/iteration) 94% Less Chemicals (L/iteration) 82% Less Materials (kg/iteration) 98% Less Waste (kg/iteration) 99% Less Water (L/iteration) 100% Less After 1. Based on a 2021 study by HSSMI, a UK based sustainability consultant A0 A1 A2 A3

Implementing Our Strategy and the Next Phase of Our Business

18 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. • Raised $1.5 billion given low cost of capital and strong market appetite • Demonstrated strong confidence in Nano’s leadership team’s ability to take the business model to next level • These capital reserves provided “firepower” for building the business • Expansion from AME into additive electronics and AM • Building GTM platform aimed at mutual verticals market segments • Strengthening and leveraging R&D capabilities • Demonstrated ability to integrate acquisitions and identify technology gaps • Exploring transformational pipeline to multiply platform potential • Focused on advanced electronics and AM with scaled businesses • Targeting opportunities with significant revenue ($100M+), strong GTM, and established customer base January 2020 – April 2021 April 2021 – July 2022 July 2022 – Present Nano is in Phase 2 of its M&A Program and Primed to Lead Our Strong Capital Base and Proven M&A Record Enable Us to Lead Capital Raise M&A Phase 1: Building a digital manufacturing platform M&A Phase 2: Scaling the platform A0 A1 A2

Entering the Next Phase With Proven Leadership

Experience at the Highest Positions, Including 9 Former CEOs/GMs/Founders



Yoav Stern
Chairman & CEO
Veteran CEO x5



Yael Sandler
CFO



Zivi Nedivi
President
Veteran CEO x5 & Founder x2



Hanan Gino
CPO, Head of M&A
Veteran CEO x2



Neni Rubin
VP Human Resources



Nick Geddes
Senior CTO
Veteran CEO & Founder



Tamir Margalit
Senior VP R&D



Tomer Pinchas
COO



Ziki Peled
President, EMEA
Veteran CEO x4



Dale Baker
President, Americas
Veteran CEO x3 & Founder



Dr. Eli David
CTO Deep Learning



Amit Dror
Co-Founder & CSO
Veteran CEO



Nir Sade
VP Product Champion



Dr. Jon Donner
GM Fabrica
Veteran CEO & Founder



Jaco Saurwalt
GM Admatec/Formatec
Founder

©2023 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION
Electrifying Additive Manufacturing®
19

20 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. $3.4 M $10.5 M $43.6M $0 M $15 M $30 M $45 M $60 M 2020 2021 2022 Revenue ($M) Annual Revenue Our Efforts Are Showing Growing Returns Proven, Growing Traction with Our Customers Vs. 2021 >315% growth ------------------------------------ Vs. 2020 >12x growth

21 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12 Months AM/GIS 12 months Pre / Post acquisition revenues Pre acquisition Post acquisition 12 Months Additive Electronics 12 months Pre / Post acquisition revenues Pre acquisition Post acquisition 6 Months AM/Admatec 6 months Pre / Post acquisition revenues Pre acquisition Post acquisition The Team Has Had Success in Phase 1 Revenue Growth Demonstrates Value Generation of Commercial Franchise M&A synergies generated a vg. combined organic growth of 24% A0 A1 A2

22 © 2023 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. Taking Advantage of Industry Fragmentation and Nano’s Exceptional Capital Base Accelerating Into Phase 2 1. Source: AMPower 2023 Report on Additive Manufacturing and company specific data (Revenue 2022) 2. Including cash, cash equivalents, investment in trading securities, and short and long - term unrestricted bank deposits ([MKFG, D M, VLD] Q4/FY 2022 filings) 3. Based on FY 2022 operating cash flow ([MKFG, DM, VLD] Q4/FY 2022 filings) Leading Capital Reserves Multiple of Cash Balance 2 to Annual Net Cash Used in Operating Activities 3 0.6x 1.0x 2.3x 12.5x 0x 3x 6x 9x 12x 15x Industry Fragmentation Companies by Percent of Revenue¹ Other A0 A1

Investment Highlights

Strongly Capitalized with a Multi-Pronged, Synergistic Growth Strategy

Built For Tomorrow's Challenges

Supply Chain Disruptions & Reshoring

Sustainability

Custom-made & Precision Manufacturing

Strong Fundamentals

$1.1 billion

Cash & Cash Equivalents[1]

=12.5x

Annual Net Cash Used in Operating Activities[2]

Proven Growth



2020

258%

CAGR → 3 Years Running

2020-2022 revenues[3]

Multi-dimensional Synergistic & Risk Averse Business Development

Multiple R&D Programs

Robust GTM Platform

Ambitious, Yet Cautious M&A Program

1. As of Dec 31, 2022; Including cash, cash equivalents, investment in trading securities and short and long-term unrestricted bank deposits
2. Based on FY 2022 operating cash flow
3. Based on FY 2020 - 2022 revenues

©2023 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION
Electrifying Additive Manufacturing®

23

Thank You